Exhibit 12



     PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                         TOTAL ENTERPRISE

        Computation of Ratio of Earnings to Fixed Charges


                                                        Millions of Dollars
                                                        -------------------
                                                         Nine Months Ended
                                                           September 30
                                                          1995         1994*
                                                        -------------------
                                                             (Unaudited)
Earnings Available for Fixed Charges
  Income before income taxes                            $  830          623
  Distributions in excess of equity in earnings
    of less-than-fifty-percent-owned companies               1           (3)
  Fixed charges, excluding capitalized
    interest and the portion of the
    preferred dividend requirements of a
    subsidiary not previously deducted
    from income**                                          270          254
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                                                        $1,101          874
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Fixed Charges
  Interest and expense on indebtedness,
    excluding capitalized interest                      $  214          199
  Capitalized interest                                      21            9
  Preferred dividend requirements of
    a subsidiary                                            56           47
  One-third of rental expense, net of
    subleasing income, for operating leases                 24           23
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                                                        $  315          278
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Ratio of Earnings to Fixed Charges                         3.5          3.1
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 *Restated.
**Includes amortization of capitalized interest totaling approximately
  $8 million in 1995 and $7 million in 1994.


Earnings available for fixed charges include, if any, the company's equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

In 1990 and 1988, respectively, the company guaranteed a $400 million bank loan and $250 million of notes payable for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. In 1994, the notes payable were refinanced with a $131 million term loan, and the $400 million loan was amended. Consolidated interest expense included $4 million of interest attributable to the LTSSP borrowings for the first nine months of 1995, while interest related to LTSSP borrowings during the same period in 1994 was $1 million.